Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2024 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria outlined in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of four independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2024 were approved by the Board of Directors and signed on its behalf on November 11, 2024.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended		Nine months ended
		September 30,		September 30,
Unaudited	Note	2024	2023	2024	2023

Revenue		46,868	41,187	135,503	107,653
Royalty		(2,422)	(2,207)	(6,831)	(5,650)
Production costs	6	(21,085)	(20,452)	(60,505)	(61,028)
Depreciation	13	(4,048)	(4,385)	(12,106)	(10,049)
Gross profit		19,313	14,143	56,061	30,926
Net foreign exchange loss	7	(3,129)	(257)	(9,282)	(2,334)
Administrative expenses	8	(3,954)	(2,889)	(10,229)	(11,890)
Net derivative financial instrument expense		(20)	(102)	(496)	(590)
Equity-settled share-based expense	9.2	(279)	(233)	(785)	(564)
Cash-settled share-based expense	9.1	(422)	(27)	(479)	(298)
Other expenses	10	(2,814)	(701)	(4,078)	(2,800)
Other income		16	62	365	127
Operating profit		8,711	9,996	31,077	12,577
Finance income	11	7	21	16	30
Finance cost	11	(831)	(529)	(2,360)	(2,362)
Profit before tax		7,887	9,488	28,733	10,245
Tax expense		(4,600)	(3,777)	(12,281)	(8,552)
Profit for the period		3,287	5,711	16,452	1,693

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		629	(79)	663	(778)
Total comprehensive income for the period		3,916	5,632	17,115	915

Profit (loss) attributable to:
Owners of the Company		2,267	4,506	12,827	(1,036)
Non-controlling interests		1,020	1,205	3,625	2,729
Profit for the period		3,287	5,711	16,452	1,693

Total comprehensive income attributable to:
Owners of the Company		2,896	4,427	13,490	(1,814)
Non-controlling interests		1,020	1,205	3,625	2,729
Total comprehensive income for the period		3,916	5,632	17,115	915

Earnings (loss) per share
Basic earnings (loss) per share ($)		0.12	0.24	0.66	(0.07)
Diluted earnings (loss) per share ($)*		0.12	0.24	0.66	(0.07)

* Diluted earnings (loss) per share restated for September 2023 (polaris.brighterir.com/public/caledonia_mining/news/rns_tool/story/xe153zw).

The accompanying notes on pages 6 to 29 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Note	2024	2023

Assets
Exploration and evaluation assets	12	95,830	94,272
Property, plant and equipment	13	183,663	179,649
Deferred tax asset		310	153
Total non-current assets		279,803	274,074

Income tax receivable		70	1,120
Inventories	14	22,732	20,304
Derivative financial assets		–	88
Trade and other receivables	15	9,651	9,952
Prepayments	16	6,717	2,538
Cash and cash equivalents	17	7,204	6,708
Assets held for sale	18	13,483	13,519
Total current assets		59,857	54,229
Total assets		339,660	328,303

Equity and liabilities
Share capital	19	165,408	165,068
Reserves		139,029	137,819
Retained loss		(58,407)	(63,172)
Equity attributable to shareholders		246,030	239,715
Non-controlling interests		25,834	24,477
Total equity		271,864	264,192

Liabilities
Deferred tax liabilities		6,101	6,131
Provisions	20	9,562	10,985
Loans and borrowings - long term portion		1,771	–
Loan notes - long term portion	21	8,282	6,447
Cash-settled share-based payment - long term portion	9.1	583	374
Lease liabilities - long term portion		8	41
Total non-current liabilities		26,307	23,978

Cash-settled share-based payment - short term portion	9.1	1,081	920
Income tax payable		2,244	10
Lease liabilities - short term portion		94	167
Loan notes - short term portion	21	855	665
Trade and other payables	22	22,278	20,503
Overdraft and term loans	17	14,839	17,740
Liabilities associated with assets held for sale	18	98	128
Total current liabilities		41,489	40,133
Total liabilities		67,796	64,111
Total equity and liabilities		339,660	328,303

The accompanying notes on pages 6 to 29 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared		-	-	-	-	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
- Shares issued on settlement of incentive plan awards	9.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	9.2	-	-	-	564	-	564	-	564
Shares issued:
- Equity raise (net of transaction cost)	19	15,658	-	-	-	-	15,658	-	15,658
- Bilboes acquisition		65,677	-	-	-	-	65,677	-	65,677
Total comprehensive income:		-	-	-	-	-
(Loss) profit for the period		-	-	-	-	(1,036)	(1,036)	2,729	1,693
Other comprehensive income for the period		-	(778)	-	-	-	(778)	-	(778)
Balance at September 30, 2023		165,157	(10,565)	132,591	15,561	(60,010)	242,734	23,626	266,360

Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(63,172)	239,715	24,477	264,192
Transactions with owners:
Dividends declared		-	-	-	-	(8,062)	(8,062)	(2,268)	(10,330)
Share-based payments:
- Shares issued on settlement of incentive plan awards	9	303	-	-	-	-	303	-	303
- Equity-settled share-based expense	9.2	-	-	-	547	-	547	-	547
Shares issued:
- Options exercised		37	-	-	-	-	37	-	37
Total comprehensive income:
Profit for the period		-	-	-	-	12,827	12,827	3,625	16,452
Other comprehensive income for the period		-	663	-	-	-	663	-	663
Balance at September 30, 2024		165,408	(9,746)	132,591	16,184	(58,407)	246,030	25,834	271,864
	Note	19

The accompanying notes on pages 6 to 29 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023

Cash inflow from operations	23	11,407	16,963	38,930	17,629
Interest received		7	21	16	30
Finance costs paid	25.1	(781)	(331)	(2,064)	(1,762)
Tax paid	25.2	(6,042)	(2,158)	(8,318)	(4,504)
Net cash inflow from operating activities		4,591	14,495	28,564	11,393

Cash flows used in investing activities
Acquisition of property, plant and equipment	25.3	(6,751)	(9,573)	(17,389)	(20,175)
Acquisition of exploration and evaluation assets		(245)	(597)	(1,408)	(880)
Acquisition of put options		–	(1)	(408)	(812)
Net cash used in investing activities		(6,996)	(10,171)	(19,205)	(21,867)

Cash flows from financing activities
Dividends paid	25.4	(3,430)	(2,801)	(9,062)	(8,118)
Payment of lease liabilities		(39)	(36)	(114)	(108)
Shares issued – equity raise (net of transaction cost)	19	–	–	–	15,658
Proceeds from long term loans		1	–	2,033	–
Repayments of term loans		(262)	–	(262)	–
Loan notes - Motapa payment		–	(563)	–	(7,250)
Loan notes - solar bond issue receipts (net of transaction cost)	21	–	–	1,939	7,000
Net cash (used in) from financing activities		(3,730)	(3,400)	(5,466)	7,182

Net (decrease) increase in cash and cash equivalents		(6,135)	924	3,893	(3,292)
Effect of exchange rate fluctuations on cash and cash equivalents		(134)	(1,209)	(496)	(1,396)
Net cash and cash equivalents at the beginning of the period		(1,366)	(2,907)	(11,032)	1,496
Net cash and cash equivalents at the end of the period		(7,635)	(3,192)	(7,635)	(3,192)

The accompanying notes on pages 6 to 29 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2024 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntarily delisted from the Toronto Stock Exchange (the “TSX”) on  June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2023.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

●	equity-settled share-based payment arrangements measured at fair value on the grant date; and

●	derivative financial assets measured at fair value.

(c)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 7 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”), the Zimbabwe Gold (“ZiG”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. Key accounting assumptions, estimates and judgements applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2023.

4	Material accounting policies

The same accounting policies and methods of computation, except as included below, have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2023. In addition, the accounting policies have been applied consistently throughout the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•

sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

•

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan #
USD				September 30, 2024	December 31, 2023
NIEEF	16%	3.2%	12.8%	7,139	8,489
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	-*	-*	3,866	4,908
	36%	13.2%	12.8%	11,005	13,397

*	The shares held by BETS are effectively treated as treasury shares (see above).
~	Accounted for under IAS19 Employee Benefits.
#	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2024	2023

Balance at January 1	13,397	15,026
Interest incurred	440	259
Dividends used to repay loan	(2,832)	(1,888)
Balance at September 30	11,005	13,397

6	Production costs

	2024	2023

Blanket Mine	58,020	50,170
Salaries and wages	22,560	20,416
Consumable materials	18,940	16,485
Electricity costs	10,902	8,993
Safety	806	856
Share-based expense (note 9)	782	435
On mine administration	2,586	1,658
Security	1,037	807
Solar operations and maintenance services	300	323
Pre-feasibility exploration costs	107	197

Bilboes	2,485	10,858
Salaries and wages	866	2,323
Consumable materials	584	7,079
Electricity costs	380	516
Share-based expense (note 9)	46	–
On mine administration	609	940

	60,505	61,028

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange loss

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024, replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:US$1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1: RTGS$2,499.

The official exchange rate of the ZiG weakened from ZiG13.99:US1 to ZiG:US$24.39 on September 27, 2024 and further weakened to ZiG24.88 on September 30, 2024 resulting in significant foreign exchange losses on the ZiG-denominated VAT and Bullion sales receivables (as indicated in the table below).

The retention threshold on gold receipts remained unchanged and gold producers continue to receive 75% of their revenues in US Dollars and the balance in ZiG. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2024				2023
	ZiG	RTGS$	Other	Total	ZiG	RTGS$	Other	Total

Unrealised foreign exchange (losses) gains	(671)	–	(841)	(1,512)	–	1,648	829	2,477
Taxation and VAT	(328)	–	–	(328)	–	3,318	–	3,318
Other	(343)	–	(841)	(1,184)	–	(1,670)	829	(841)

Realised foreign exchange (losses) gains	(955)	(6,792)	(23)	(7,770)	–	(4,860)	49	(4,811)
Bullion sales receivable	(368)	(1,437)	–	(1,805)	–	(2,526)	–	(2,526)
Cash and cash equivalents	(2)	(3,006)	(23)	(3,031)	–	(278)	(5)	(283)
Taxation and VAT receivables	(363)	(1,644)	–	(2,007)	–	(66)	–	(66)
Trade and other payables	(222)	(705)	–	(927)	–	(1,990)	54	(1,936)

Net foreign exchange (losses) gains	(1,626)	(6,792)	(864)	(9,282)	–	(3,212)	878	(2,334)

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange loss (continued)

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency.

	2024
	$'000
	Functional currency
	ZAR	$

Cash and cash equivalents	62	174
USD denominated	61	-
ZiG denominated	-	172
GBP denominated	1	2

Trade and other receivables - ZiG denominated	-	3,835
Trade and other payables - ZiG denominated	-	(358)
	62	3,651

A strengthening of the ZiG to the US Dollar exchange rate by 45% will affect the cash flows, profit or loss and financial position (in USD) as indicated below, assuming all other variables remain constant for the period to September 30, 2024 or on the date as applicable.

ZiG strengthening by 45%
Consolidated statement of financial position:
Cash and cash equivalents	307
Trade and other receivables	6,973
Trade and other payables	(651)
6,629

Impact on the consolidated statement of profit or loss and other comprehensive income:
Foreign exchange gains	2,980

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange loss (continued)

Sensitivity analysis (continued)

A weakening of the ZiG to the US Dollar exchange rate by 45% will affect the cash flows, profit or loss and financial position (in USD) as indicated below, assuming all other variables remain constant for the period to September 30, 2024 or on the date as applicable.

ZiG weakening by 45%
Consolidated statement of financial position:
Cash and cash equivalents	115
Trade and other receivables	2,645
Trade and other payables	(246)
2,514

Impact on the consolidated statement of profit or loss and other comprehensive income:
Foreign exchange losses	(1,135)

8	Administrative expenses

	2024	2023

Investor relations	364	492
Audit fee	182	211
Advisory services fees	1,289	4,104
Listing fees	441	677
Directors fees – Company	511	480
Directors fees – Blanket	53	42
Employee costs	5,592	4,262
Employee costs – settlements group	114	–
Other office administration cost	196	267
Information technology and communication cost – Group related	206	203
Management liability insurance	679	676
Travel costs	602	476
	10,229	11,890

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments

9.1	Cash-settled share-based payments
(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 95%-106% probability that the performance conditions will be met and therefore a 95%-106% (2023: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at September 30, 2024 amounted to $1,664 ( December 31, 2023: $1,294). Included in the liability as at September 30, 2024 is an amount of $665 (2023: $435) that was expensed and classified as production costs; refer to note 6.

The cash-settled share-based expense for PUs for the period amounted to $479 (2023: $298). During the period PUs to the value of $83 were settled in share capital (net of employee tax) (2023: $351) with the employee tax portion recognised in profit or loss.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	September 30, 2024	December 31, 2023
	PUs	PUs
Risk free rate	3.81%	3.88%
Fair value (USD)	14.96	12.20
Share price (USD)	14.96	12.20
Performance multiplier percentage	95% - 106%	93-100%
Volatility	0.83	0.90
January exercise price – 2020 awards (USD)	-	13.10
January exercise price – 2021 awards (USD)	11.89	13.10
January exercise price – 2022 awards (USD)	11.89	13.10
April exercise price – 2023 awards (USD)	10.87	-

Share units granted:	PUs	PUs
Grant - January 11, 2021	35,341	56,244
Grant - May 14, 2021	482	964
Grant - June 1, 2021	375	1,310
Grant - June 14, 2021	199	398
Grant - September 6, 2021	229	458
Grant - September 20, 2021	230	460
Grant - October 1, 2021	508	1,016
Grant - October 11, 2021	225	450
Grant - November 12, 2021	923	1,846
Grant - December 1, 2021	225	900
Grant - January 11, 2022	41,383	75,198
Grant - January 12, 2022	556	825
Grant - May 13, 2022	1,894	2,040
Grant - June 1, 2022	–	1,297
Grant - July 1, 2022	1,899	2,375
Grant - October 1, 2022	1,800	2,024
Grant - April 7, 2023	73,462	79,521
Grant - May 15, 2023	–	581
Grant - June 1, 2023	617	617
Grant - June 7, 2023	572	572
Grant - August 10, 2023	5,514	5,514
Grant - September 1, 2023	1,617	1,617
Grant - October 3, 2023	14,258	14,258
Grant - April 8, 2024	169,141	–
Grant - June 10, 2024	1,406	–
Grant - June 17, 2024	1,155	–
Grant - July 1, 2024	1,461	–
Grant - August 12, 2024	1,554	–
Settlements/ terminations	(154,510)	(68,171)
Total awards outstanding	202,516	182,314

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments
(a)	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date. The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 47% - 105% probability that the performance conditions will be met and therefore a 47% - 105% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at September 30, 2024 amounted to $384 (2023:  $564). An amount of  $163 (2023: $Nil) was expensed and classified as production costs; refer to note 6.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	January 24, 2022	April 7, 2023	April 8, 2024	May 13, 2024
Number of units - remaining at reporting date	113,693	80,773	125,433	14,771
Share price (USD) - grant date	11.50	16.91	10.95	10.01
Fair value (USD) - grant date	10.15	15.33	9.53	10.02
Performance multiplier percentage at grant date	100%	100%	100%	100%

(b)	Equity Restricted Share Units

RSUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the RSUs agreement given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price. The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments (continued)
(b)	Equity Restricted Share Units (continued)

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	May 13, 2024
Vesting date	September 30, 2024
Number of units - remaining at reporting date	26,404
Share price (USD) - grant date	10.01
Fair value (USD) - grant date	10.02
Performance multiplier percentage at grant date	100%

The equity-settled share-based expense for ERSUs as at September 30, 2024 amounted to $401 (2023: $Nil). During the period ERSUs to the value of $220 were settled in share capital (net of employee tax) with the employee tax portion recognised in profit or loss.

10	Other expenses

	2024	2023

Intermediated Money Transaction Tax*	969	999
Community and social responsibility cost	988	923
Retirement benefits @	2,121	–
Impairment of property, plant and equipment (note 13)	–	878
	4,078	2,800

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means and charged at 2% per transaction performed in Zimbabwe.
@

Caledonia awarded discretionary payments to selected employees at Blanket Mine and Bilboes over 60 years of age as retirement benefits that are expected to result in an expected outflow of $2.1m in fiscal 2024 (excluding Share-based payment awards granted that remained unaffected). Group related retirements were classified as administrative expenses.

11	Finance income and finance cost

	2024	2023

Finance income received - Bank	16	30

Unwinding of rehabilitation provision - Blanket (note 20)	198	279
Unwinding of rehabilitation provision - Solar	5	–
Finance cost - Leases	7	15
Finance cost - Overdraft and short term loans	1,359	1,076
Finance cost - Solar loan notes payable (note 21.1)	624	373
Finance cost - Motapa loan notes payable	–	619
Finance cost - Long term loans	167	–
	2,360	2,362

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

12	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2023	–	7,844	5,626	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	1,618
Exploration costs:
- Consumables and drilling	–	903	102	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	488
- Power	–	–	7	–	–	–	–	7
- Other	375	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment*	–	(899)	–	–	–	–	–	(899)
Exploration costs:
- Consumables and drilling	–	1,266	19	–	–	–	–	1,285
- Contractor	–	14	5	–	–	–	–	19
- Labour	–	421	–	51	–	–	–	472
- Power	–	2	3	–	–	–	–	5
- Other	609	67	–	–	–	–	–	676
Balance at September 30, 2024	74,182	11,463	6,025	3,774	294	27	65	95,830

*

After further review of the Motapa claims the old tailings storage facility, previously included in the rehabilitation liability,  is not within the Caledonia claims area. The tailing storage facility was subsequently excluded from the rehabilitation liability footprint. Refer to note 20 for more information.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment

Cost	Land and buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar plant&	Total

Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124
Additions*	–	–	128	15,151	790	53	–	–	16,122
Disposals	–	–	–	–	–	(3)	(128)	–	(131)
Reallocations between asset classes	–	–	14,048	(13,504)	(544)	–	–	–	–
Foreign exchange movement	–	22	–	24	–	41	3	–	90
Balance at September 30, 2024	16,686	523	132,574	37,299	71,691	1,952	3,480	–	264,205

*	Included in additions is the change in estimate for the decommissioning asset of ($722) (2023: $1,962) due to change in the Life of Mine (“LoM”) estimate to 2041.
&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. From September 28, 2023 the solar plant is classified as held for sale.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (which owns the solar plant) to issue loan notes pursuant to a loan note instrument (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. Refer to note 21.1 for more information on these loan notes.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar plant	Total

Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475
Depreciation for the period	830	95	5,345	70	5,471	131	164	–	12,106
Disposals	–	–	–	–	–	(2)	(95)	–	(97)
Foreign exchange movement	–	20	–	–	–	35	3	–	58
Balance at September 30, 2024	10,192	460	23,151	856	41,291	1,419	3,173	–	80,542

Carrying amounts
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649
At September 30, 2024	6,494	63	109,423	36,443	30,400	533	307	–	183,663

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

14	Inventories

	2024	December 31, 2023

Consumable stores*	21,508	18,001
Gold in progress @	1,224	2,303
	22,732	20,304

*	Included in consumables stores is an amount of ($1,793) ( December 31, 2023: ($1,793)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use.
@	Gold work in progress balance as at September 30, 2024 consists of 1,320 ounces ( December 31, 2023: 3,057 ounces).

15	Trade and other receivables

	2024	December 31, 2023

Bullion sales receivable	4,171	5,403
VAT receivables	5,234	4,259
Deposits for stores, equipment and other receivables	43	290
Other financial assets	203	–
	9,651	9,952

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no doubtful debt on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. The Company allocated the VAT receivables equating to $1.8 million in the period against liabilities due for the period Quarterly Payment Dates (“QPD’s”) administrated by the Zimbabwe Revenue Authority.

16	Prepayments

	2024	December 31, 2023

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	1,398	527
Blanket Mine third party suppliers - USD	2,196	808
Blanket Mine third party suppliers - ZiG	2,796	–
Blanket Mine third party suppliers - RTGS$	–	938
Other prepayments	327	265
	6,717	2,538

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

17	Cash and cash equivalents

	2024	December 31, 2023

Bank balances	7,204	4,252
Restricted cash	–	2,456
Cash and cash equivalents	7,204	6,708
Bank overdrafts and short term loans used for cash management purposes	(14,839)	(17,740)
Net cash and cash equivalents	(7,635)	(11,032)

	Loan initiated	Expiry	Repayment term	Principal value	Balance drawn at September 30, 2024
Overdraft facilities and term loans
Stanbic Bank - ZiG	June2023	June 2025	On demand	ZiG6.5 million	Nil
Stanbic Bank - USD	June 2024	June 2025	On demand	$4 million	$3.9 million
CABS – USD	March 2024	March 2027	On demand	$3 million	$1.2 million
Ecobank - USD	March 2024	February 2025	On demand	$4 million	$3.8 million
Nedbank Zimbabwe - USD	April 2024	April 2025	On demand	$7 million	$5.9 million
				$18 million	$14.8 million

18	Assets and liabilities associated with assets held for sale

	2024	December 31, 2023
Non-current assets held for sale
Solar plant	13,483	13,519

Liabilities associated with assets held for sale
Site restoration liability	98	128

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved for management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value of the solar plant as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

18	Assets and liabilities associated with assets held for sale (continued)

The change in estimate for the liability held for sale is mainly due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

Caledonia announced on October 1, 2024 that it has signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The purchase consideration of $22.4 million is payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia will realise a pre-tax profit of $8.1 million on the $14.3 million construction cost of the solar plant.

19	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2023	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 9.1(a))	24,389	351
- equity raise	1,207,514	15,569
- Bilboes Gold Limited acquisition	5,123,044	65,677
December 31, 2023	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 9.1(a))	6,787	83
- share-based payment - employees (note 9.2(b))	14,694	220
- options exercised*	5,000	37
September 30, 2024	19,214,554	165,408

*	A consultant of Caledonia signed his option exercise notice on June 14, 2024 to purchase 5,000 shares at the exercise price of $7.35 per option share.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

20	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost is amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provision	September 30, 2024	December 31, 2023

Blanket Mine
Balance January 1	4,766	2,823
Unwinding of discount (note 12)	198	109
Change in estimate (Blanket) (note 13)*	(722)	1,834
Balance	4,242	4,766

Motapa, Maligreen and Bilboes
Balance January 1	6,219	135
Change in estimate (Motapa) (note 12)@	(899)	1,466
Change in estimate (Maligreen) (note 12)	–	152
Acquisition - Bilboes	–	4,466
Balance	5,320	6,219

Total balance	9,562	10,985

Current	–	–
Non-current	9,562	10,985
	9,562	10,985

*

The change in estimate is due the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

@

After further review of the Motapa claims the old tailings storage facility, previously included in the rehabilitation liability,  is not within the Caledonia claims area. The tailing storage facility was subsequently excluded from the rehabilitation liability footprint.

The discount rate in calculating the present value of the Blanket Mine provision is 4.19% (2023: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.14% inflation (2023: 2.40%). The gross rehabilitation costs, before discounting, amounted to $5,950 (2023: $5,629) for Blanket Mine as at September 30, 2024.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at September 30, 2024, amounted to $4,466 (2023: $4,466) for Bilboes Holdings, $567 (2023: $1,466) for Motapa and $287 (2023: $287) for Maligreen.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

21	Loan note instruments

Loan note instruments - finance costs		2024	2023

Solar loan notes	21.1	624	373
Motapa loan notes		–	619
		624	992

Loan note instruments - financial liabilities		2024	December 31, 2023

Solar loan notes	21.1	9,137	7,112
		9,137	7,112

Current		855	665
Non-current		8,282	6,447
		9,137	7,112

21.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry a fixed interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $9 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities. Subsequently these bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bond issued in April 2024 that were directly issued to CHZ.

A summary of the bonds is as follows:

	2024	December 31, 2023
Opening balance	7,112	–
Amounts received	2,000	7,000
Transaction costs	(61)	(105)
Finance cost accrued	624	549
Repayment - finance cost paid	(538)	(332)
Closing balance	9,137	7,112

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

22	Trade and other payables

	2024	December 31, 2023

Trade payables	4,283	6,166
Electricity accrual	3,871	2,676
Audit fee	314	395
Dividends due	2,422	1,048
Other payables	990	692
Financial liabilities	11,880	10,977

Production and management bonus accrual - Blanket Mine	(2)	214
Other employee benefits - other	1,844	2,229
Other employee benefits - settlements	-	1,588
Leave pay	3,898	2,655
Bonus provision	591	190
Accruals	4,067	2,650
Non-financial liabilities	10,398	9,526
Total	22,278	20,503

23	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2024	2023

Operating profit	31,077	12,577
Adjustments for:
Impairment of property, plant and equipment (note 13)	–	878
Unrealised foreign exchange gains (note 7)	1,512	(2,477)
Fair value loss on derivative instruments	496	590
Cash-settled share-based expense (note 9.1)	479	298
Share-based expense included in production costs (note 6)	828	435
Cash portion of cash-settled share-based expense	(691)	(1,695)
Equity-settled share-based expense (note 9.2)	785	564
Cash portion of equity-settled share-based expense (note 9.2(b))	(181)	–
Depreciation (note 13)	12,106	10,049
Loss on disposal of property, plant and equipment	34	–
Cash generated from operations before working capital changes	46,445	21,219
Inventories	(2,278)	516
Prepayments	(2,591)	3,253
Trade and other receivables	(514)	(3,537)
Trade and other payables	(2,132)	(3,822)
Cash generated from operations	38,930	17,629

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments

Information about reportable segments

For the nine months ended September 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	132,850	–	2,653	–	–	–	135,503
Inter-segmental revenue	–	12,155	–	–	(12,155)	–	–
Royalty	(6,698)	–	(133)	–	–	–	(6,831)
Production costs	(57,696)	(11,009)	(2,485)	–	10,698	(13)	(60,505)
Depreciation	(12,692)	(102)	–	–	721	(33)	(12,106)
Net foreign exchange (loss) gain	(8,353)	245	(64)	–	(65)	(1,045)	(9,282)
Administrative expenses	(698)	(2,577)	(30)	(7)	7	(6,924)	(10,229)
Net derivative financial instrument expense	–	–	–	–	–	(496)	(496)
Equity-settled share-based expense	–	–	–	–	–	(785)	(785)
Cash-settled share-based expense	–	–	–	–	–	(479)	(479)
Other expenses	(3,908)	–	(170)	–	–	–	(4,078)
Other income	160	1	1	–	(8)	211	365
Management fee	(2,373)	2,373	–	–	–	–	–
Finance income	–	467	–	–	(1,770)	1,319	16
Finance cost	(2,579)	(5)	(296)	(82)	1,768	(1,166)	(2,360)
Profit (loss) before tax	38,013	1,548	(524)	(89)	(804)	(9,411)	28,733
Tax expense	(11,361)	(459)	(5)	–	20	(476)	(12,281)
Profit (loss) after tax	26,652	1,089	(529)	(89)	(784)	(9,887)	16,452

As at September 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	192,327	1,001	–	95,042	(5,246)	(3,321)	279,803
Current (excluding intercompany, including Assets held for sale)	53,973	4,162	–	957	(1,714)	2,479	59,857
Expenditure on evaluation and exploration assets (note 12)	–	–	–	2,457	–	–	2,457
Expenditure on property, plant and equipment (note 13)	16,573	220	–	–	(673)	2	16,122
Assets held for sale (note 18)	13,483	–	–	–	–	–	13,483
Intercompany balances	47,079	19,783	436	–	(194,207)	126,909	–

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments (continued)

Information about reportable segments (continued)

As at September 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment liabilities:
Current (excluding intercompany)	(33,403)	(3,089)	–	(2,202)	–	(2,795)	(41,489)
Non-current (excluding intercompany)	(20,707)	–	–	(5,033)	24	(591)	(26,307)
Intercompany balances	(16,310)	(36,719)	–	(75,077)	194,207	(66,101)	–

For the nine months ended September 30, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	103,151	–	4,502	–	–	–	107,653
Inter-segmental revenue	–	11,072	–	–	(11,072)	–	–
Royalty	(5,424)	–	(226)	–	–	–	(5,650)
Production costs	(49,696)	(10,668)	(10,825)	–	10,161	–	(61,028)
Depreciation	(10,642)	(105)	(21)	–	750	(31)	(10,049)
Net foreign exchange (loss) gain	(3,069)	(154)	(89)	–	(35)	1,013	(2,334)
Administrative expenses	(124)	(2,444)	(2,068)	–	7	(7,261)	(11,890)
Net derivative financial instrument expense	–	–	–	–	–	(590)	(590)
Equity-settled share-based expense	–	–	–	–	–	(564)	(564)
Cash-settled share-based expense	–	–	–	–	434	(732)	(298)
Other expenses	(1,935)	–	(865)	–	–	–	(2,800)
Other income	94	22	–	–	–	11	127
Management fee	(2,479)	2,479	–	–	–	–	–
Finance income	–	30	–	–	–	–	30
Finance cost	(2,561)	326	(1)	–	2	(128)	(2,362)
Profit (loss) before tax	27,315	558	(9,593)	–	247	(8,282)	10,245
Tax expense	(7,869)	(251)	(89)	–	(43)	(300)	(8,552)
Profit (loss) after tax	19,446	307	(9,682)	–	204	(8,582)	1,693

As at September 30, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	182,522	926	–	88,722	(5,276)	(1,081)	265,813
Current (excluding intercompany)	48,300	2,999	–	463	(1,709)	4,471	54,524
Expenditure on evaluation and exploration assets	–	–	–	75,252	–	–	75,252
Expenditure on property, plant and equipment	30,701	248	872	–	(2,222)	(11,438)	18,161
Assets held for sale	13,397	–	–	–	–	–	13,397
Intercompany balances	43,146	15,323	(114)	–	(142,366)	84,011	–

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

24	Operating Segments (continued)

Information about reportable segments (continued)

As at September 30, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment liabilities:
Current (excluding intercompany)	(29,723)	(2,130)	–	365	–	(4,278)	(35,766)
Non-current (excluding intercompany)	(12,153)	(17)	–	(5,755)	(7)	(279)	(18,211)
Intercompany balances	(23,859)	(34,402)	–	(6,884)	142,366	(77,221)	–

Major customer

Revenues received from Fidelity amounted to $38,714 (2023: $59,510) for the nine months ended September 30, 2024.

The Group has made $91,755 (2023: $48,143) of sales to AEG and $5,034 (2023: $Nil) to Stonex Financial Limited up to September 30, 2024, representing 40,379 ounces (2023: 30,193 ounces) and 2,253 (2023: Nil) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It may allow for the Company to raise debt funding secured against offshore gold sales.

The Bullion trade receivables outstanding have been paid in full, after the period end.

25	Supplemental disclosure of cash flow items

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
25.1 Finance cost paid

Finance cost (note 11)	831	529	2,360	2,362
Net loan note movements	(43)	49	(86)	(306)
Non cash - Unwinding of rehabilitation provision (note 20)	–	(243)	(198)	(279)
Non cash - Unwinding of liabilities held for sale	(5)	–	(5)	–
Non cash - Finance cost on leases	(2)	(4)	(7)	(15)
Finance cost paid	781	331	2,064	1,762

25.2 Tax Paid

Opening balance of net income tax payable	3,878	2,408	(1,110)	1,284
Current tax expense	3,986	2,847	11,530	6,762
Acquisition of Bilboes Gold tax liability	–	–	–	10
Foreign currency movement	352	(256)	72	(711)
Closing balance of net income tax payable	(2,174)	(2,841)	(2,174)	(2,841)
Tax paid	6,042	2,158	8,318	4,504

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Supplemental disclosure of cash flow items (continued)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
25.3 Acquisition of property, plant and equipment

Additions	6,686	9,042	16,122	18,161
Net property, plant and equipment included in prepayments	261	(531)	923	687
Net property, plant and equipment included in trade and other payables	(50)	588	(378)	882
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 20)	(146)	474	722	445
Acquisition of property, plant and equipment	6,751	9,573	17,389	20,175

25.4 Dividends paid

Opening balance dividends due	1,608	4,058	1,048	1,883
Dividends declared	4,201	2,686	10,330	10,264
Dividends declared and outstanding BETS	43	(85)	106	(171)
Closing balance dividends due	(2,422)	(3,858)	(2,422)	(3,858)
Dividends paid	3,430	2,801	9,062	8,118

26	Subsequent events

26.1	Put options

In October 2024 the Company purchased the below put options to hedge its gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
October 4, 2024	12,000 oz (4,000 p.m.)	$2,600	October to December 2024

The Asian put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

26.2	Dividends

Dividends of $2.7 million were declared by the Company during November 2024 and will be paid in December 2024.

Caledonia Mining Corporation Plc

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

DIRECTORS AND OFFICERS at November 11, 2024

BOARD OF DIRECTORS	OFFICERS

J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

J. Holtzhausen (1) (2) (3) (4) (5)	C.O. Goodburn (5) (6)
Chairman Audit Committee	Chief Financial Officer
Non-executive Director	Johannesburg, South Africa
Cape Town, South Africa
A. Chester (6) (7)
M. Learmonth (4) (5) (6) (7)	General Counsel, Company Secretary and Head of
Chief Executive Officer	Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	J. Mufara (4) (5) (6) (7)
Non-executive Director	Chief Operating Officer
East Molesey, United Kingdom	Johannesburg, South Africa

G. Wildschutt (1) (3) (5) (7)	BOARD COMMITTEES
Non-executive Director	(1) Audit Committee
Johannesburg, South Africa	(2) Compensation Committee
G. Wylie (1) (2) (3) (4) (5)	(3) Nomination and Corporate Governance Committee
Non-executive Director	(4) Technical Committee
Malta, Europe	(5) Strategic Planning Committee
(6) Disclosure Committee
V. Gapare (4) (5) (7)	(7) ESG Committee
Executive Director
Harare, Zimbabwe

T. Gadzikwa (1) (2) (3) (5)
Non-executive Director
Johannesburg, South Africa

Caledonia Mining Corporation Plc

For the period ended September 30, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

CORPORATE DIRECTORY as at November 11, 2024

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (November 11, 2024)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 19,214,554	Canada
Options: 10,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cavendish Securities PLC	52 Corlett Drive
One Bartholomew Close	Illovo 2196
London	South Africa
EC1A 7BL	Tel: +27(0)10 590 7200
Tel: +44 20 7220 0500
REGISTRAR AND TRANSFER AGENT
MEDIA AND INVESTOR RELATIONS	Computershare
Capital Market Communication Limited (“Camarco”)	150 Royall Street,
APCO Worldwide	Canton,
Floor 5, 40 Strand	Massachusetts, 02021
London WC2N 5RW	Tel: +1 800 736 3001 or +1 781 575 3100
Tel: +44 20 3757 4980